                                                                 Exhibit (a)(13)
                                                               [Atrion Logo]
PRESS RELEASE


               ATRION CORPORATION ANNOUNCES FINAL RESULTS OF DUTCH
                              AUCTION TENDER OFFER


         ALLEN, Texas (April 30, 1999) - Atrion Corporation (Nasdaq/NM-ATRI) announced today the final results of its "Dutch auction" tender offer that expired at 5:00 p.m., New York City time on Friday, April 23, 1999. On March 22, 1999, Atrion commenced its tender offer to purchase up to 400,000 shares of its Common Stock, at a price not greater than $10.00 nor less than $8.00 per share.

Based on the final count by the depositary for the offer, a total of 301,524 shares of Common Stock were properly tendered at or below $10.00 per share. Under the terms of the offer, Atrion accepted for purchase and purchased at $10.00 per share all shares tendered.

The funds to pay for the shares purchased in the offer have been deposited with the depositary, and the depositary has processed payment for those shares. After the share purchase, Atrion has 2,524,429 shares of Common Stock outstanding.

Atrion Corporation designs, develops, manufactures, sells and distributes medical products and components to markets worldwide.

CONTACT:
Jeffery Strickland
Vice President and Chief Financial Officer
(972) 390-9800


                                        6